                                                                      Exhibit 12

                             American International Group, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)
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Years Ended December 31,                                            2000          1999          1998          1997          1996
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
Income before income taxes and minority interest                 $ 8,349       $ 7,512       $ 6,277       $ 5,310       $ 4,468
Less-Equity income of less than 50% owned persons                      9            22            98           120           121
Add-Dividends from less than 50% owned persons                         3            13            24            30            13
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                                                                   8,343         7,503         6,203         5,220         4,360
Add-Fixed charges                                                  2,900         2,357         2,172         1,954         1,697
Less-Capitalized interest                                             69            60            86            60            61
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Income before income taxes, minority interest
  and fixed charges                                              $11,174       $ 9,800       $ 8,289       $ 7,114       $ 5,996
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Fixed charges:
   Interest costs                                                $ 2,786       $ 2,251       $ 2,076       $ 1,870       $ 1,621
   Rental expense*                                                   114           106            96            84            76
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Total fixed charges                                              $ 2,900       $ 2,357       $ 2,172       $ 1,954       $ 1,697
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Ratio of earnings to fixed charges                                  3.85          4.16          3.82          3.64          3.53
================================================================================================================================

*The proportion deemed representative of the interest factor.

The ratios shown are significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, excluding the effects of the operating results of AIGFP, are 6.66, 6.96, 5.93, 5.48, and 5.29 for 2000, 1999, 1998, 1997 and 1996, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.


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